FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

To October 11, 2005

Rubicon Minerals Corporation
(Translation of Registrant’s Name into English)

1540 - 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, Canada
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20	___X___	Form 40-F	______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	______	No	___X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

NEWS RELEASE	RUBICON MINERALS CORPORATION
TORONTO STOCK EXCHANGE SYMBOL: RMX AMEX SYMBOL: RBY	PR05-20 October 11, 2005

RUBICON OPTIONS ITS RED LAKE DMC PROJECT TO AGNICO-EAGLE MINES
-$2.25MM earn-in with $500,000 committed in first year-

David W. Adamson, President and CEO of Rubicon Minerals Corporation (RMX.TSX) is pleased to announce that Rubicon Minerals has optioned its DMC project, located in the heart of the prolific Red Lake gold camp to Agnico-Eagle Mines Ltd. Exploration by Rubicon at DMC has documented several gold-bearing environments within a newly recognized part of the Balmer sequence which, elsewhere in the camp, is host to all of the major gold deposits.

“We are particularly pleased to welcome Agnico-Eagle as a partner in Red Lake. Agnico brings a wealth of experience of exploring and mining Canadian gold deposits to Red Lake and we are delighted that they have selected the DMC project as their entry to this world class gold camp.”

Rubicon believes that the DMC, like many parts of the Red Lake camp, is significantly under-explored compared to other gold mining districts. As well as the DMC, Rubicon controls major land holdings in the camp, which were acquired when gold prices were low. These include partnership with Goldcorp on the Adams Lake and Red Lake North projects, option agreements with three juniors and 100% control of several other areas, including its flagship McFinley project.

Under the terms of the agreement, Agnico must spend $2.25MM, over three years, including $500,000 firm in the first year, and make cash payments totaling $110,000, including $25,000 firm in the first year, to earn 51% interest in the project. Thereafter it may elect within one year of vesting, to increase its interest by earning one additional percent for each one million dollars expended, up to a maximum of $14 million. Post vesting, the first year budget will be capped at $1MM unless increased by mutual consent. This agreement is subject to any applicable regulatory approvals, approval by the board of Agnico and legal and title due diligence to be completed on or before October 31, 2005.

Maps outlining the DMC property are posted on the Company Website at http://www.rubiconminerals.com/2005-10-03_presentation/.

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706 E-mail: bcavalluzzo@rubiconminerals.com
Rubicon Minerals Corporation Suite 1540-800 West Pender Street, Vancouver BC CANADA V6C 2V6
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The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.
The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The Company relies upon litigation protection for forward looking statements.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RUBICON MINERALS CORPORATION

Date: Date: October 11, 2005	By:	“David W. Adamson”
David W. Adamson
President & CEO